Exhibit 7

SECOND AMENDMENT

TO THE

BYLAWS

OF

PMC COMMERCIAL TRUST

Pursuant to the provisions of Section 200.058(c) of the Texas Business Organizations Code (the “Code”) and Article 26 of the Declaration of Trust of PMC Commercial Trust (the “Trust”), as amended, the Board of Trust Managers adopts the following Second Amendment to the Bylaws of the Trust (the “Amendment”). Except as modified by this Amendment, the Bylaws remain unaltered and in full force and effect.

1. Section 3.2 of the Bylaws is hereby deleted and replaced in its entirety with the following:

Section 3.2 Number and Qualification. The Board of Trust Managers shall be comprised of not less than three nor more than 15 members who shall be elected annually by the shareholders. Subject to any limitations specified by law or in the Declaration of Trust, the number of Trust Managers may be increased or decreased by resolution adopted by a majority of the Trust Managers. No decrease in the number of Trust Managers shall have the effect of shortening the term of any incumbent Trust Managers. Trust Managers must be at least 18 years of age and must not be subject to any legal disability.

Prior to the nomination of any individual to the Board of Trust Managers, such nominee must complete the Trust’s standard form of trust manager and officer questionnaire, make representations regarding agreements the nominee may have entered into that may impact the fulfillment of his or her fiduciary duties if elected and regarding the lack of any agreement or understanding regarding how such nominee would act or vote on any issue. The nominee must also represent that if elected, he or she would comply with the Trust’s publicly disclosed Code of Business Conduct and Ethics.